UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Sera Prognostics, Inc.
(Name of Company)

Class A Common Stock

(Title of Class of Securities)

81749D107
(CUSIP Number)

Shalom Leaf, Esq.

825 West End Avenue, 8A

New York, NY 10025

(917) 922-8719

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 15, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.81749D107	13D	Page 2 of 11 pages

1.	NAMES OF REPORTING PERSONS Chione Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION CYPRUS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,980,350
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,980,350
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,980,350
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%*
12.	TYPE OF REPORTING PERSON (see instructions) CO

*Based on 29,103,682 shares of Class A Common Stock issued and outstanding as of July 19, 2021, assuming no exercise of the underwriters’ over-allotment option in connection with the initial public offering.

CUSIP No.81749D107	13D	Page 3 of 11 pages

1.	NAMES OF REPORTING PERSONS Marcin Czernik I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION POLAND
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,980,350
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,980,350
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,980,350
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%*
12.	TYPE OF REPORTING PERSON (see instructions) IN, HC

*Based on 29,103,682 shares of Class A Common Stock issued and outstanding as of July 19, 2021, assuming no exercise of the underwriters’ over-allotment option in connection with the initial public offering.

CUSIP No.81749D107	13D	Page 4 of 11 pages

1.	NAMES OF REPORTING PERSONS Andreas Hadjimichael I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION CYPRUS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,980,350
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,980,350
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,980,350
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%*
12.	TYPE OF REPORTING PERSON (see instructions) IN, HC

*Based on 29,103,682 shares of Class A Common Stock issued and outstanding as of July 19, 2021, assuming no exercise of the underwriters’ over-allotment option in connection with the initial public offering.

CUSIP No.81749D107	13D	Page 5 of 11 pages

1.	NAMES OF REPORTING PERSONS Anastasios Nikolaou I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION CYPRUS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,980,350
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,980,350
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,980,350
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%*
12.	TYPE OF REPORTING PERSON (see instructions) IN, HC

*Based on 29,103,682 shares of Class A Common Stock issued and outstanding as of July 19, 2021, assuming no exercise of the underwriters’ over-allotment option in connection with the initial public offering.

CUSIP No.81749D107	13D	Page 6 of 11 pages

1.	NAMES OF REPORTING PERSONS Wiaczeslaw Smolokowski I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION CYPRUS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,980,350
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,980,350
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,980,350
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%*
12.	TYPE OF REPORTING PERSON (see instructions) IN, HC

*Based on 29,103,682 shares of Class A Common Stock issued and outstanding as of July 19, 2021, assuming no exercise of the underwriters’ over-allotment option in connection with the initial public offering.

CUSIP No.81749D107	13D	Page 7 of 11 pages

Item 1. Security and Company

(a)	Sera Prognostics,Inc.

(b)	Address of Company’s Principal Executive Offices

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A Common Stock, par value $0.0001 per share (the “Common Stock”), of Sera Prognostics, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 2749 East Parleys Way, Suite 200, Salt Lake City, UT 84109.

Item 2. Identity and Background

(a)	- (c) This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)    Chione Ltd. (“Chione”)

(ii)   Marcin Czernik

(iii)  Andreas Hadjimichael

(iv)  Anastasios Nikolaou

(v)  Wiaczeslaw Smolokowski

The principal office of each of the Reporting Persons (other than Mr. Smolokowski) is Simou Menardou 5, Kifisia Court. Office 225, 6015 Larnaca, Cyprus. The principal occupation of Mr. Czernik is as independent strategic and financial consultant. The principal occupation of each of Mr. Hadjimichael and Nikolaou is as a qualified accountant and auditor.

The principal business of Chione is investing.

The residence address of Mr. Smolokowski is Chalet Lenotchka, Chemin des Marais 1, Chesieres, Switzerland. Mr. Smolokowski’s principal occupation is as a private investor.

(d) None of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Citizenship

(i) Chione is a Cyprus corporation.

(ii) Messrs. Hadjimichael and Nikolaou are citizens of the Republic of Cyprus.

(iii) Messrs. Czernik and Smolokowski are citizens of the Republic of Poland.

CUSIP No.81749D107	13D	Page 8 of 11 pages

Item 3.  Source and Amount of Funds

Effective on July 19, 2021, upon the closing of the initial public offering of the Common Stock, (i) all of the outstanding preferred stock of the Company automatically converted into Common Stock; and (ii) Chione consummated the purchase of 156,250 shares of Common Stock from one of the underwriters of the Company’s initial public offering, at the public offering price of $16.00 per share.

After giving effect to the one for 0.481 reverse stock split effected by the Company in connection with the public offering, Chione beneficially owns 1,980,350 shares of Common Stock, consisting of (i) the 156, 250 shares purchased in the initial public offering, (ii) 384,800 shares of Common Stock issued upon conversion of the Company’s Series B-1 Preferred Stock, at a conversion price of $5.20 per share, (iii) 721,500 shares of Common Stock issued upon conversion of the Company’s Series B-2 Preferred Stock, at a conversion price of $8.32 per share, (iv) 91,802 shares of Common Stock issued upon conversion of the Company’s Series C-1 Preferred Stock, at a conversion price of $12.37 per share, (v) 417,332 shares of Common Stock issued upon conversion of the Company’s Series D Preferred Stock, at a conversion price of $9.02 per share; (vi) warrants to acquire 104,333 shares of Common Stock at an initial exercise price of $9.02 per share; and (vii) warrants to acquire 104,333 shares of Common Stock at an initial exercise price of $10.83 per share.

The shares of preferred stock held by Chione (other than shares of Series D Preferred Stock that converted into 277,507 shares of Common Stock) were acquired at an aggregate purchase prices equal to the product of the respective conversion prices and numbers of shares listed above. Chione’s shares of Series B-1 Preferred Stock and Series B-2 Preferred Stock were acquired pursuant to a Series B Stock Purchase Agreement, dated as of November 7, 2014, among the Company and the investors named therein, for respective aggregate purchase prices of $2,000,000 and $6,000,000. Chione’s shares of Series C-1 Preferred Stock were acquired on January 13, 2017 pursuant to a Series C Stock Purchase Agreement, dated as of January 9, 2017, among the Company and the investors named therein, for an aggregate purchase price of $1,135,399.15. Shares of Series D Preferred Stock held by Chione that converted into 139,825 shares of Common Stock were acquired for an aggregate purchase price of $1,262,618.15. All of Chione’s shares of Series D Preferred Stock and its warrants were acquired on July 31, 2019 pursuant to a Series D Preferred Stock Purchase Agreement, dated as of such date, among the Company and the investors named therein.

Effective February 26, 2019, the Company issued a $6.4 million subordinated convertible promissory note (the “February 2019 Convertible Note”) to Chione, bearing 12% interest and with a maturity date of February 26, 2021, to provide liquidity and additional working capital to the Company. On February 15, 2021, the maturity date was extended to March 28, 2021. The February 2019 Convertible Note was optionally convertible into shares of Series D Convertible Preferred Stock at a conversion price equal to 80% of the issuance price of Series D. On July 31, 2019, $2,003,128 of principal of, and accrued interest on, the February 2019 Convertible Note was converted into 277,507 shares of the Company’s Series D Preferred Stock, at Chione’s option, at a conversion price equal to 80% of the issuance price of Series D of $9.02 per share (or $7.22 per share). The balance of the Convertible Note, plus interest, was repaid on the extended maturity date.

The source of the funds for the acquisition of the shares of the Company purchase by Chione was its working capital. No part of the purchase price was borrowed by Chione for the purpose of acquiring such shares.

Item 4. Purpose of Transaction

The share and warrant acquisition transactions described herein were consummated in order to acquire an interest in the Company for investment purposes. The Reporting Persons expect to evaluate the Company’s financial condition and prospects and Chione’s interest in, and intentions with respect to, the Company and its investment in the Common Stock, on an on-going basis, which review may be based on various factors, including the Company’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, Chione may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase or decrease its holdings in the Company (and the beneficial ownership of the Reporting Persons in the Common Stock), including sales pursuant to the exercise of the registration rights provided by the Investor Rights Agreement described in Item 5 below.

In connection with Chione’s participation in the Company’s Series B Preferred Stock financing, Chione acquired the right to appoint a nominee to the Board of Directors of the Company. Chione’s right to nominate a board member terminated upon the initial public offering. Since December 2014, Mansoor Raza Mirza, M.D. has served as Chione’s appointee to the Board. Dr. Mirza currently serves as member of the compensation committee of the Board. Dr. Mirza’s term as a director will expire at the Company’s 2022 annual meeting if a successor director is elected and qualified.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

CUSIP No.81749D107	13D	Page 9 of 11 pages

Item 5. Interest in Securities of the Company

(a) and (b) The Reporting Persons beneficially own 1,980,350 shares of Common Stock or approximately 6.8% of the outstanding Common Stock. These shares of Common Stock are owned directly by Chione. Chione’s directors, Marcin Czernik, Andreas Hadjimichael and Anastasios Nikolaou, and its sole stockholder, Wiaczeslaw Smolokowski, may be deemed to share voting and investment power and beneficial ownership of such shares of Common Stock. Each of such directors and stockholder disclaims such voting and investment power and beneficial ownership.

(c) Other than the purchase of 156,250 shares of Common Stock upon consummation of the Company’s initial public offering and the automatic conversion of the preferred stock beneficially owned by the Reporting Persons, the Reporting Persons have not effected any transaction in the Common Stock of the Company during the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

Warrants

The warrants were issued in connection with the Company’s Series D Preferred Stock financing. Any consideration allocated to the warrants was included in the price for the Series D Preferred Stock. Each of Chione’s warrants are currently exercisable, in whole or in part, and may be exercised until July 31, 2029 (the ten-year anniversary of their date of issuance). The warrants with an initial exercise price of $9.02 are subject to an anti-dilution provision, pursuant to which, with certain exceptions, if the Company issues shares of Common Stock for no consideration or at a price that is less than the warrant exercise price then in effect, the warrant exercise price shall thereafter be adjusted to be a price that is 120% of the lower price at which such shares were issued, subject to a floor price of $7.22 per share, and subject to adjustment for stock splits, stock dividends, combinations or similar events. The warrants with an initial exercise price of $10.83 are subject to an anti-dilution provision, pursuant to which, with certain exceptions, if the Company issues shares of Common Stock for no consideration or at a price that is less than 83.3% of the warrant exercise price then in effect, the warrant exercise price shall thereafter be adjusted to be a price that is 120% of the lower price at which such shares were issued, subject to a floor price of $8.67 per share, and subject to adjustment for stock splits, stock dividends, combinations or similar events.

This summary description of the warrants does not purport to be complete, and is qualified in its entirety by Exhibits 4.1 and 4.2 to this Schedule 13D, which are incorporated herein by reference.

Investors’ Rights Agreement

Chione is a party to the Company’s Fourth Amended and Restated Investors’ Rights Agreement, dated as of February 23, 2021, or the Investors’ Rights Agreement, among the Company and certain holders of its capital stock. The shares held by Chione may also be sold under Rule 144 under the Securities Act, depending on their holding period and subject to restrictions, to the extent that Chione may be deemed to be an affiliate of the Company.

Under the Investors’ Rights Agreement, holders of registrable shares can demand that the Company file a registration statement or request that their shares be included on a registration statement that the Company is otherwise filing, in either case, registering the resale of their shares of common stock. These registration rights are subject to conditions and limitations, including the right, in certain circumstances, of the underwriters of an offering to limit the number of shares included in such registration and the Company’s right, in certain circumstances, not to effect a registration upon demand of the holders of registrable shares within 90 days following the effective date of any registration statement that the Company files covering a firm commitment underwritten public offering in which the holders of registrable shares of the Company are entitled to join and in which the Company effectively registered all registrable shares that were requested to be registered.

Following the date that is 180 days after the date of the Company’s initial public offering, the holders of at least a majority of registrable securities then outstanding under the Investors’ Rights Agreement may require the Company to file a registration statement under the Securities Act on a Form S-1 at the Company’s expense, subject to certain exceptions, with respect to the then outstanding registrable securities of such holders having an anticipated aggregate offering price of at least $5.0 million, and the Company is required to effect the registration as soon as practicable, and in any event within 120 days. Any time after the Company is eligible to use a registration statement on Form S-3, the holders of at least 25% of the Company’s registrable securities under the Investors’ Rights Agreement may require the Company to file a registration statement on Form S-3 at the Company’s expense, subject to certain exceptions, with respect to the then outstanding registrable securities of such holders having an anticipated aggregate offering price of at least $3.0 million, and the Company is required to effect the registration as soon as practicable, and in any event within 90 days.

CUSIP No.81749D107	13D	Page 10 of 11 pages

If the Company proposes to file a registration statement under the Securities Act for the purposes of a public offering of the Company’s securities (including, but not limited to, registration statements relating to a secondary offering of the Company’s securities but excluding (i) a registration statement relating to the sale of securities to employees pursuant to a stock option, stock purchase, or similar plan; (ii) with respect to any corporate reorganization or transaction under Rule 145 of the Securities Act; (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the registrable securities; or (iv) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered), the holders of registrable securities are entitled to receive notice of such registration and to request that the Company include their registrable securities for resale in the registration statement. The underwriters of the offering will have the right to limit the number of shares to be included in such registration.

The Company will pay all registration expenses, other than underwriting discounts and commissions, related to any demand or piggyback registration. The Investors’ Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Company is obligated to indemnify the selling stockholders, in the event of misstatements or omissions in the registration statement attributable to the Company except in the event of fraud, and the selling stockholders are obligated to indemnify Chione for misstatements or omissions attributable to them.

The registration rights will terminate upon the earliest to occur of the closing of certain liquidation events, such time when all of the registrable securities may be sold without limitation (and without the requirement for the Company to be in compliance with the current public information requirement) under Rule 144 of the Securities Act and July 19, 2026.

Chione and the other parties to the Investors’ Rights Agreement have agreed to waive their registration rights in connection with the initial public offering of the Company.

This summary description of the Investors’ Rights Agreement and the related waiver does not purport to be complete, and is qualified in its entirety by Exhibit 4.3 to this Schedule 13D, which is incorporated herein by reference.

Lock-Up Agreement

In connection with the initial public offering of the Company, Chione agreed with the Company and the underwriters of such offering not to dispose of or hedge any shares of Common Stock or securities convertible into or exchangeable for shares of Common Stock during the period from the date of the lock-up agreement continuing through the date that is 180 days after July 14, 2021, except with the prior written consent of each of Citigroup Global Markets Inc., Cowen and Company, LLC and William Blair & Company, L.L.C. as the representatives of the underwriters and subject to certain other exceptions. The representatives of the underwriters, in their sole discretion, may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice. Upon any release occurring in accordance with the certain conditions, as specified in the Lock-Up Agreement, the representatives will be required to release the same percentage of Chione’s shares (as well as those of certain other holders subject to similar agreements) as the relative percentage of aggregate shares held by the party benefitting from the release that are being transferred pursuant to such release. The Company has disclosed that the representatives of the underwriters have advised the Company that they have no current intent or arrangement to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period. See the “Underwriting” section of this prospectus for additional information.

This summary description of the lock-up agreement does not purport to be complete, and is qualified in its entirety by Exhibit 4.4 to this Schedule 13D, which is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit 4.1 –	Form of Warrant (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on June 11. 2021)
Exhibit 4.2 –	Form of Warrant (incorporated by reference to Exhibit 4.3 to to the Company’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on June 11. 2021)
Exhibit 4.3 –	Fourth Amended and Restated Investors Rights Agreement, dated as of February 23, 2021 (incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on June 11. 2021)
Exhibit 4.4 –	Lockup Agreement
Exhibit 24.1 –	Power of Attorney, dated July 21, 2021, made by Marcin Czernik and Chione Ltd. in favor of Shalom Leaf
Exhibit 24.2 –	Power of Attorney, dated July 21, 2021, made by Andreas Hadjimichael and Chione Ltd. in favor of Shalom Leaf
Exhibit 24.3 –	Power of Attorney, dated July 21, 2021, made by Anastasios Nikolaou and Chione Ltd. in favor of Shalom Leaf
Exhibit 24.4 –	Power of Attorney, dated July 21, 2021, made by Wiaczeslaw Smolokowski in favor of Shalom Leaf
Exhibit 99.1 –	Joint Filing Agreement, dated July 26, 2021, among the Reporting Persons

CUSIP No.81749D107	13D	Page 11 of 11 pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 26, 2021
Date

Chione Limited, by /s/ Shalom Leaf, as attorney-in-fact
Marcin Czernik, by /s/ Shalom Leaf, as attorney-in-fact
Andreas Hadjimichael, by /s/ Shalom Leaf, as attorney-in-fact
Anastasios Nikolaou, by /s/ Shalom Leaf, as attorney-in-fact
Wiaczeslaw Smolokowski, by /s/ Shalom Leaf, as attorney-in-fact

Exhibit Index

Exhibit 4.1 –	Form of Warrant (incorporated by reference to Exhibit 4.2 to to the Company’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on June 11. 2021)
Exhibit 4.2 –	Form of Warrant (incorporated by reference to Exhibit 4.5 to Amendment No. 1 to the Company’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on July 8. 2021)
Exhibit 4.3 –	Fourth Amended and Restated Investors Rights Agreement, dated as of February 23, 2021 (incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on June 11. 2021)
Exhibit 4.4 –	Lockup Agreement
Exhibit 24.1 –	Power of Attorney, dated July 21, 2021, made by Marcin Czernik and Chione Ltd. in favor of Shalom Leaf
Exhibit 24.2 –	Power of Attorney, dated July 21, 2021, made by Andreas Hadjimichael and Chione Ltd. in favor of Shalom Leaf
Exhibit 24.3 –	Power of Attorney, dated July 21, 2021, made by Anastasios Nikolaou and Chione Ltd. in favor of Shalom Leaf
Exhibit 24.4 –	Power of Attorney, dated July 21, 2021, made by Wiaczeslaw Smolokowski in favor of Shalom Leaf
Exhibit 99.1 –	Joint Filing Agreement, dated July 26, 2021, among the Reporting Persons